Exhibit 99.1

Borr Drilling Limited Announces Fourth Quarter 2024 Results

Hamilton, Bermuda, February 19, 2025: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and twelve months ended December 31, 2024.

Highlights

• Fourth Quarter 2024 total operating revenues of $263.1 million, an increase of $21.5 million or 9% compared to the third quarter of 2024

• Fourth Quarter 2024 net income of $26.3 million, an increase of $16.6 million or 171% compared to the third quarter of 2024

• Fourth Quarter 2024 Adjusted EBITDA of $136.7 million, an increase of $21.2 million or 18% compared to the third quarter of 2024

• 2024 annual net income of $82.1 million, an increase of $60.0 million or 271% compared to the prior year

•  2024 annual Adjusted EBITDA of $505.4 million, an increase of $137.6 million or 37% compared to the prior year

•  Agreed with major Mexican customer to receive settlement of payment for approximately $125 million related to its outstanding receivables in February 2025

•  For the full year 2024, the Company was awarded nineteen new contract commitments, representing approximately 4,500 days and $795 million of potential contract revenue

• On February 19, 2025, the Board declared a cash distribution of $0.02 per share for the fourth quarter of 2024 to be paid on or about March 19, 2025

CEO, Patrick Schorn commented:

"Our operational performance in the fourth quarter of 2024 was solid, with a technical utilization rate of 98.9% and an economic utilization rate of 97.1%. Operating revenues grew quarter on quarter by $21.5 million, primarily due to "Natt" and "Prospector 1" moving to higher day rates. Additionally, the termination of the "Arabia II" contract in Saudi had a $5 million net positive effect due to the acceleration of the amortization of the mobilization fee offset by decrease in dayrate revenue, resulting in Adjusted EBITDA for the quarter of $136.7 million. Despite the various headwinds experienced during the year, we were still able to deliver our full year Adjusted EBITDA within the original guidance range of $500-550 million, which was set in Q3 2023.

In the second half of 2024, softening demand and declining day rates signaled potential headwinds for the global jack-up market heading into 2025, and a weaker market with rig suspensions in Saudi Arabia and Mexico. However, this was partially offset by incremental demand in West Africa and Southeast Asia. We anticipate the market will continue to face uncertainties in the first half of 2025, however, recent increases in contracting and tendering levels provide some early signs of improving conditions toward the second half of the year, as per S&P Petrodata.

Despite some near-term uncertainties, we remain confident in the strong fundamentals of the global jack-up rig market. The Company successfully completed its newbuild program in November 2024 with the delivery of its final rig, "Var", and enters 2025 without any remaining growth capex. Furthermore, our cash flow generation in 2025 will benefit from fewer special periodic surveys than in 2024, and budgeted capex is below $50 million for 2025. Currently, we have approximately 6,700 contracted rig days in 2025 with approximately 2,000 days still available for contracting. 77% of our fleet is contracted at an average day rate of $149,000 compared to approximately 91% at $136,000/day in 2024. While we expect the first quarter of 2025 to be negatively impacted by the suspension of the three rigs in Mexico, in addition to idle time on "Arabia I" and "Vali" ahead of their respective contract commencements, we expect to receive approximately $44 million in mobilization payments once these contracts begin. Additionally, liquidity in the first quarter of 2025 will be further strengthened by the previously announced $125 million payment in Mexico.

The Board has decided to declare a cash distribution of $0.02 per share for the fourth quarter of 2024. In addition, the Company has an existing share repurchase authorization, which can be used opportunistically. This decision reflects the Board’s focus on maintaining a strong balance sheet and taking a prudent approach to cash conservation, ensuring the Company remains well-positioned to navigate market uncertainties while maintaining a solid financial foundation for future opportunities."

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday February 20, 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:
https://urldefense.com/v3/__https://edge.media-server.com/mmc/p/opm27qfq__;!!Ebr-cpPeAnfNniQ8HSAI g_K5b7VKg!PxzxvPOjcDHQ5tviCuwgmVi8d8MQ0WPKs0a8Ktxwr3m6yudKH4SZbEO-xZw1LlbCCgvSxmHZzNJLx4ft$

b)    Conference Call

Please use this link to register for the conference call, https://urldefense.com/v3/__https://register.vevent.com/register/BI1cafb9bb355a47508fc101ad53e123d3__;!!Ebr-cpPeAnfNniQ8HSAI g_K5b7VKg!PxzxvPOjcDHQ5tviCuwgmVi8d8MQ0WPKs0a8Ktxwr3m6yudKH4SZbEO-xZw1LlbCCgvSxmHZzJyIOT3X$

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208